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Exhibit (a)(7)

December 5, 2003

To Our Stockholders:

        I am pleased to inform you that on November 26, 2003, North Coast Energy, Inc. ("NCE") entered into an Agreement and Plan of Merger with a wholly-owned subsidiary of EXCO Resources, Inc., a Texas corporation engaged in oil and gas acquisition, exploitation, development and production. Under the Agreement, NCE Acquisition, Inc. (the "Purchaser") an affiliate of EXCO, has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of North Coast Energy, Inc. common stock for $10.75 per share in cash.

        The Offer is conditioned upon, among other things, at least 90% of NCE's outstanding shares, determined on a fully diluted basis, being validly tendered and not withdrawn before the expiration of the Offer. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 23, 2004, unless extended by the Purchaser or the Company. Nuon Energy & Water Investments, Inc., a Delaware corporation ("Seller") holds approximately 85.6% of the Company's outstanding common stock. Seller has agreed, subject to certain affiliate approvals, to tender all of its shares to Purchaser in the Offer.

        Your Board of Directors (i) has determined that the Offer and the Merger are fair to, and in the best interests of, NCE's stockholders, (ii) has unanimously approved the Offer, and (iii) recommends that stockholders accept the Offer and tender their shares.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached Schedule 14D-9 that NCE has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Robert W. Baird & Co., Incorporated ("Baird"), financial advisor to the Board, that the merger consideration being offered by the Purchaser to NCE's stockholders pursuant to the Offer is fair to our stockholders from a financial point of view as of the date of the opinion. A copy of Baird's opinion letter is included in the Schedule 14D-9 and should be read carefully in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Baird.

        In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase of NCE Acquisition, Inc. dated December 5, 2003, together with the related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares.

        I urge you to read the enclosed materials carefully and promptly. To tender your shares in this transaction, you must comply with the instructions set forth in the enclosed materials by the applicable deadline.

Sincerely,

NORTH COAST ENERGY, INC.

Gordon O. Yonel
President and Chief Executive Officer

1993 Case Parkway • Twinsburg, OH 44087-2343 • (330) 425-2330 • (800) 645-6427 • Fax (330) 405-3298
www.northcoastenergy.com

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  Exhibit (a)(7)